

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55931

> **Re: Dakota Plains Holdings, Inc., formerly MCT Holding Corporation**
> **Current Report on Form 8-K**
> **Filed March 23, 2012**
> **File No. 0-53390**

Dear Mr. Brady:

We have reviewed your filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K, filed March 23, 2012

General

1. Please update your filing, such as your new quotation symbol and statuses on the OTC Markets QB and OTC Bulletin Board.

Business, page 2

Gathering System Opportunity, page 6

2. You indicate that you have been approached to several third parties regarding construction of a feeder pipeline. Clarify that status of your plans in these areas. To the extent known, address any anticipated capital expenditures and sources of financing under "Liquidity and Capital Resources."

Storage Business Opportunity, page 6

3. You indicate that you "expect to construct a permanent storage facility." To the extent known, address any anticipated capital expenditures and sources of financing under "Liquidity and Capital Resources."

Our Customers, page 7

4. We note your disclosure at page 7 that a significant portion of revenue originated from an unidentified customer and your contract expired on January 31, 2012. Where appropriate, please revise your filing to discuss how this impacts your business and expectations for your future operations. Address your ability to replace this customer.

Risk Factors, page 9

5. Please revise your risk factor disclosures to be more concise and tailor each risk factor to your specific facts and circumstances.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

6. Expand your disclosure to:

- Identify, quantify and explain the loss on the extinguishment of debt; and

- Identify, quantify and explain the change in the fair value of the "embedded derivative."

Certain Relationships and Related Transactions, and Director Independence, page 26

7. We note your reference to "any of the transactions described in this 'Certain Relationships and Related Party Transactions' section." Please describe such transactions pursuant to Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 27

8. For each transaction, please state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

Directors and Executive Officers, page 34

9. Revise Mr. Claypool's biography to specify his position with Juniper Networks.

10. Please revise Mr. Brady's biography to identify his former employers by name.

Exhibit 99.1 – Dakota Plains, Inc. Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 7

Property and Equipment, page 8

11. Please expand your disclosure to describe the nature of site development assets included in your property, plant, and equipment and the status and estimated completion of any such assets that are not in use. Please also modify your disclosure to clarify the extent to which all of the trans-loading assets utilized by the joint venture are reported on your balance sheet and to replace labels with more descriptive line captions. We expect that details regarding the nature of these assets, and the costs reported as site development, would reconcile with the disclosures about your joint venture operations in Note 3, including those mentioned in relation to the Supplemental Agreement on page 11.

Note 3 – Joint Ventures, page 10

12. Please modify your disclosure to clarify the various responsibilities of you and your joint venture partner over the daily operations of the joint venture activities, also to describe the extent of any direct and indirect common ownership, control or influence of, between or involving you and this partner. Please submit an organizational chart to illustrate any such relationships for the company under both present and former structures and names, including all subsidiaries.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Joshua L. Colburn
        Faegre Baker Daniels LLP